FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53

B-1080 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group Acquires Victory Super Markets

BRUSSELS, Belgium, September 24, 2004 - Delhaize Group (Euronext Brussels:DELB) (NYSE:DEG), the Belgian international food retailer, announced today that it has acquired privately-owned Victory Super Markets through its subsidiary Hannaford for an amount of USD 175 million. This highly complementary acquisition reinforces the presence of Hannaford in Massachusetts and New Hampshire and will have a positive impact on Delhaize Group’s net earnings beginning in 2005.

Ron Hodge, President and CEO of Hannaford commented: “There is a remarkable fit between Hannaford and Victory. From a geographic point of view, the acquisition gives Hannaford a presence in new, contiguous markets. Additionally, there are strong similarities between Victory Super Markets and Hannaford in strategic positioning and customer service.”

Victory Super Markets was founded in 1923 by the DiGeronimo family. The 19 acquired Victory supermarkets realize annualized sales of approximately USD 385 million. They offer attentive customer service and a broad assortment with a strong focus on fruit and vegetables, meat, fish and bakery.

Pierre-Olivier Beckers, President and CEO of Delhaize Group said: “I want to welcome the Victory associates into the Delhaize group of companies.” He added: “The Victory acquisition fits perfectly in our strategy to reinforce our presence in existing or contiguous markets through organic growth and fill-in acquisitions with strong synergies. This acquisition will reinforce the results and the financial strength of our Company.”

The acquisition of Victory Super Markets is subject to the customary conditions, including approval of the U.S. antitrust authorities and is expected to close in the fourth quarter of 2004.

Delhaize Group

Delhaize Group is a Belgian food retailer present in nine countries on three continents. At the end of June 2004, Delhaize Group’s sales network consisted of 2,549 stores. In 2003, Delhaize Group posted EUR 18.8 billion (USD 21.3 billion) in sales and EUR 171.3 million (USD 193.7 million) in net earnings. Delhaize Group employs approximately 142,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These forward-looking statements generally can be identified as statements that include phrases such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop or remodel stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2003 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Contacts:

Guy Elewaut: + 32 2 412 29 48

Geoffroy d’Oultremont: + 32 2 412 83 21

Hans Michiels: + 32 2 412 83 30

Caren S. Epstein (U.S. media): + 1 207 885 31 32

Amy Shue (U.S. investors): + 1 704 633 82 50 (ext. 2529)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date: September 27, 2004	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President

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